40-33

SEWARD & KISSEL LLP

1200 G STREET, N.W.

WASHINGTON, D.C. 20005

'WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

RECD S.E.C.

OCT - 9 2003

1086

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

Branch 22
811-00126

October 9, 2003

03040241

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in federal district court in the Southern District of New York on October 2, 2003 against the AllianceBernstein Mutual Funds listed in <u>Appendix A</u> (the "Funds"). The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Shaswat Das
        Domenick Pugliese

PROCESSED

DEC 08 2003

THOMSON
FINANCIAL

AllianceBernstein Funds	
AllianceBernstein Growth & Income Fund, Inc.	811-00126
AllianceBernstein Health Care Fund, Inc.	811-09329
AllianceBernstein Disciplined Value Fund, Inc.	811-09687
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221
AllianceBernstein Premier Growth Fund, Inc.	811-06730
AllianceBernstein Quasar Fund, Inc.	811-01716
AllianceBernstein Technology Fund, Inc.	811-03131
AllianceBernstein Utility Income Fund, Inc.	811-07916
AllianceBernstein Balanced Shares, Inc.	811-00134
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081
AllianceBernstein All Asia Investment Fund, Inc.	811-08776
AllianceBernstein Greater China '97 Fund, Inc.	811-08201
AllianceBernstein International Premier Growth Fund, Inc.	811-08527
AllianceBernstein Global Small Cap Fund, Inc.	811-01415
AllianceBernstein New Europe Fund, Inc.	811-06028
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426
AllianceBernstein Americas Government Income Trust, Inc.	811-06554
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391
AllianceBernstein High Yield Fund, Inc.	811-09160
AllianceBernstein Multi-Market Strategy Fund, Inc.	811-06251

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618

00250.0073 #434122



UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK



NADA HINDO, ANTHONY BROWN, MICHAEL FEDER, and LOUIS GALLOTTA, On Behalf of Themselves and All Others Similarly Situated,
 	
                  Plaintiffs,
 	
   vs.
 	
ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORT, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN QUASAR FUND, ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORT, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN BALANCED SHARES, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN GLOBAL VALUE FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND,
	Civil Action No.
	
	CLASS ACTION COMPLAINT
	
	JURY TRIAL DEMANDED

[Caption continues on next page]

ALLIANCEBERNSTEIN UTILITY INCOME   :
FUND, ALLIANCEBERNSTEIN VALUE   :
FUND, ALLIANCEBERNSTEIN BLENDED   :
STYLE SERIES - U.S. LARGE CAP   :
PORTFOLIO, ALLIANCEBERNSTEIN ALL-   :
ASIA INVESTMENT FUND,   :
ALLIANCEBERNSTEIN GLOBAL VALUE   :
FUND, ALLIANCEBERNSTEIN GREATER   :
CHINA '97 FUND, ALLIANCEBERNSTEIN   :
INTERNATIONAL PREMIER GROWTH   :
FUND, ALLIANCEBERNSTEIN   :
INTERNATIONAL VALUE FUND,   :
ALLIANCEBERNSTEIN GLOBAL SMALL   :
CAP FUND, ALLIANCEBERNSTEIN NEW   :
EUROPE FUND, ALLIANCEBERNSTEIN   :
WORLDWIDE PRIVATIZATION FUND,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES BIOTECHNOLOGY PORT,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES PREMIER PORT,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES TECHNOLOGY PORT,   :
ALLIANCEBERNSTEIN AMERICAS   :
GOVERNMENT INCOME TRUST,   :
ALLIANCEBERNSTEIN BOND FUND   :
CORPORATE BOND PORTFOLIO,   :
ALLIANCEBERNSTEIN BOND FUND   :
QUALITY BOND PORTFOLIO,   :
ALLIANCEBERNSTEIN BOND FUND U.S.   :
GOVERNMENT PORTFOLIO,   :
ALLIANCEBERNSTEIN EMERGING MARKET   :
DEBT FUND, ALLIANCEBERNSTEIN   :
GLOBAL STRATEGIC INCOME TRUST,   :
ALLIANCEBERNSTEIN HIGH YIELD FUND,   :
ALLIANCEBERNSTEIN MULTI-MARKET   :
STRATEGY TRUST, ALLIANCEBERNSTEIN   :
SHORT DURATION, ALLIANCEBERNSTEIN   :
INTERMEDIATE CALIFORNIA MUNI   :
PORTFOLIO, ALLIANCEBERNSTEIN   :
INTERMEDIATE DIVERSIFIED MUNI   :
PORTFOLIO, ALLIANCEBERNSTEIN   :
INTERMEDIATE NEW YORK MUNI   :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI   :
INCOME FUND NATIONAL PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND ARIZONA PORTFOLIO,   :

[Caption continues on next page]

ALLIANCEBERNSTEIN MUNI INCOME   :
FUND CALIFORNIA PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND INSURED CALIFORNIA PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND INSURED NATIONAL PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND FLORIDA PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND MASSACHUSETTS PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND MICHIGAN PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND MINNESOTA PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND NEW JERSEY PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND NEW YORK PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND OHIO PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND PENNSYLVANIA PORTFOLIO,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND VIRGINIA PORTFOLIO,   :
COLLEGEBOUNDFUND^{SM} (collectively known :
as "ALLIANCEBERNSTEIN FUNDS");   :
ALLIANCEBERNSTEIN GROWTH & INCOME   :
FUND, INC., ALLIANCEBERNSTEIN HEALTH   :
CARE FUND, INC., ALLIANCEBERNSTEIN   :
DISCIPLINED VALUE FUND, INC.,   :
ALLIANCEBERNSTEIN MID-CAP GROWTH   :
FUND, INC., ALLIANCEBERNSTEIN REAL   :
ESTATE INVESTMENT FUND, INC.,   :
ALLIANCEBERNSTEIN GROWTH FUND,   :
INC., ALLIANCEBERNSTEIN SELECT   :
INVESTOR SERIES BIOTECHNOLOGY   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
SMALL CAP VALUE FUND, INC.,   :
ALLIANCEBERNSTEIN PREMIER GROWTH   :
FUND, INC.,   :
                                        :
                                        :
                                        :

[Caption continues on next page]

ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES TECHNOLOGY PORT, INC.,   :
ALLIANCEBERNSTEIN VALUE FUND, INC.,   :
ALLIANCEBERNSTEIN QUASAR FUND,   :
INC., ALLIANCEBERNSTEIN TECHNOLOGY   :
FUND, INC., ALLIANCEBERNSTEIN SELECT   :
INVESTOR SERIES PREMIER PORT, INC.,   :
ALLIANCEBERNSTEIN UTILITY INCOME   :
FUND, INC., ALLIANCEBERNSTEIN   :
BALANCED SHARES, INC.,   :
ALLIANCEBERNSTEIN DISCIPLINED   :
VALUE FUND, INC., ALLIANCEBERNSTEIN   :
GLOBAL VALUE FUND, INC.,   :
ALLIANCEBERNSTEIN INTERNATIONAL   :
VALUE FUND, INC., ALLIANCEBERNSTEIN   :
REAL ESTATE INVESTMENT FUND, INC.,   :
ALLIANCEBERNSTEIN SMALL CAP VALUE   :
FUND, INC., ALLIANCEBERNSTEIN UTILITY   :
INCOME FUND, INC., ALLIANCEBERNSTEIN   :
VALUE FUND, INC., ALLIANCEBERNSTEIN   :
BLENDED STYLE SERIES - U.S. LARGE CAP   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
ALL-ASIA INVESTMENT FUND, INC.,   :
ALLIANCEBERNSTEIN GLOBAL VALUE   :
FUND, INC., ALLIANCEBERNSTEIN   :
GREATER CHINA '97 FUND, INC.,   :
ALLIANCEBERNSTEIN INTERNATIONAL   :
PREMIER GROWTH FUND, INC.,   :
ALLIANCEBERNSTEIN INTERNATIONAL   :
VALUE FUND, INC., ALLIANCEBERNSTEIN   :
GLOBAL SMALL CAP FUND, INC.,   :
ALLIANCEBERNSTEIN NEW EUROPE FUND,   :
INC., ALLIANCEBERNSTEIN WORLDWIDE   :
PRIVATIZATION FUND, INC.,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES BIOTECHNOLOGY PORT, INC.,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES PREMIER PORT, INC.,   :
ALLIANCEBERNSTEIN SELECT INVESTOR   :
SERIES TECHNOLOGY PORT, INC.,   :
ALLIANCEBERNSTEIN AMERICAS   :
GOVERNMENT INCOME TRUST, INC.,   :
ALLIANCEBERNSTEIN BOND FUND   :
CORPORATE BOND PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN BOND FUND   :
QUALITY BOND PORTFOLIO, INC.,   :

[Caption continues on next page]

ALLIANCEBERNSTEIN BOND FUND U.S.   :
GOVERNMENT PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN EMERGING MARKET   :
DEBT FUND, INC., ALLIANCEBERNSTEIN   :
GLOBAL STRATEGIC INCOME TRUST, INC.,   :
ALLIANCEBERNSTEIN HIGH YIELD FUND,   :
INC., ALLIANCEBERNSTEIN MULTI-   :
MARKET STRATEGY TRUST, INC.,   :
ALLIANCEBERNSTEIN SHORT DURATION,   :
INC., ALLIANCEBERNSTEIN   :
INTERMEDIATE CALIFORNIA MUNI   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
INTERMEDIATE DIVERSIFIED MUNI   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
INTERMEDIATE NEW YORK MUNI   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
MUNI INCOME FUND NATIONAL   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
MUNI INCOME FUND ARIZONA   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
MUNI INCOME FUND CALIFORNIA   :
PORTFOLIO, INC., ALLIANCEBERNSTEIN   :
MUNI INCOME FUND INSURED   :
CALIFORNIA PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND INSURED NATIONAL PORTFOLIO,   :
INC., ALLIANCEBERNSTEIN MUNI INCOME   :
FUND FLORIDA PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND MASSACHUSETTS PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND MICHIGAN PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND MINNESOTA PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND NEW JERSEY PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND NEW YORK PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND OHIO PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND PENNSYLVANIA PORTFOLIO, INC.,   :
ALLIANCEBERNSTEIN MUNI INCOME   :
FUND VIRGINIA PORTFOLIO, INC.   :
(collectively known as "ALLIANCEBERNSTEIN :
REGISTRANTS"); ALLIANCE CAPITAL   :

[Caption continues on next page]

MANAGEMENT HOLDING L.P.; ALLIANCE   :
CAPITAL MANAGEMENT L.P.; ALLIANCE   :
CAPITAL MANAGEMENT CORPORATION;   :
AXA FINANCIAL, INC.; GERALD MALONE;   :
CHARLES SCHAFFRAN; EDWARD J. STERN;   :
CANARY CAPITAL PARTNERS, LLC;   :
CANARY INVESTMENT MANAGEMENT,   :
LLC; CANARY CAPITAL PARTNERS, LTD.;   :
and JOHN DOES 1-100,   :
                                      :
_____Defendants._____ :

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which

included a review of United States Securities and Exchange Commission ("SEC") filings as well

as other regulatory filings and reports and advisories about the AllianceBernstein Funds (as

defined in the caption of this case, above), press releases, and media reports about the

AllianceBernstein Funds. Plaintiffs believe that substantial additional evidentiary support will

exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a federal class action on behalf of a class consisting of all persons other

than defendants who purchased or otherwise acquired shares or other ownership units of one or

more of the mutual funds in the AllianceBernstein family of funds (i.e., the AllianceBernstein

Funds as defined in the caption, above) between October 2, 1998 and September 29, 2003,

inclusive, and who were damaged thereby (the "Class"). Plaintiffs seek to pursue remedies

under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the

"Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2.   This action charges defendants with engaging in an unlawful and deceitful course

of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs

and the other members of the Class. As part and parcel of defendants' unlawful conduct, the

Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and

disclosure obligations, failed to properly disclose:

(a)   That select favored customers were allowed to engage in illegal "late

trading," a practice, more fully described herein, whereby an investor may place an order to

purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset

value; and

(b)   That select favored customers were improperly allowed to "time" their

mutual fund trades. Such timing, as more fully described herein, improperly allows an investor

to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner

in which the mutual funds price their shares.

3.   On September 30, 2003, before the market opened, Alliance Capital Management,

L.P. issued a press release revealing that it had been contacted by the Securities and Exchange

Commission and the New York State Attorney General's Office in connection with the

regulators' investigation of the mutual fund industry's practices of late trading and market

timing. Alliance Capital Management announced that as a result of its own internal

investigation, it had identified conflicts of interests with respect to market timing transactions,

leading to the suspension of defendant Gerald Malone, a portfolio manager of certain

AllianceBernstein Funds and defendant Charles Schaffran, an executive salesperson of Alliance

hedge funds.

4.   Subsequently, on October 1, 2003, *The Wall Street Journal* reported that

defendants Malone and Schaffran allowed certain investors to make rapid trades in

AllianceBernstein Funds that were managed by Malone, in exchange for large investments in

certain Alliance hedge funds also managed by Malone. Moreover, the article stated that

according to documents produced by Alliance Capital Management pursuant to a subpoena by

the Attorney General's Office, defendant Edward Stern placed late trades through Bank of

America for certain AllianceBernstein Funds. Bank of America has been named as a defendant

in numerous recently filed actions concerning its alleged participation in a wrongful and illegal

scheme which allowed the Canary Defendants, defined herein, to engage in late trading and

market timing in mutual fund families, including Janus, One Group, Strong, and Nations funds.

As a result of defendants' wrongful and illegal misconduct in AllianceBernstein Funds, plaintiffs

and members of the Class suffered damages.

JURISDICTION AND VENUE

5.   This Court has jurisdiction over the subject matter of this action pursuant to § 27

of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. §

77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C.§ 80b-14); and 28 U.S.C. §§

1331, 1337.

6.   Many of the acts charged herein, including the preparation and dissemination of

materially false and misleading information, occurred in substantial part in this District.

Defendants conducted other substantial business within this District and many Class members

reside within this District. Defendants Alliance Capital Management Holding L.P., Alliance

Capital Management L.P., Alliance Capital Management Corporation, and AXA Financial, Inc.

maintain offices in this District.

7.   In connection with the acts alleged in this complaint, defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including, but not

3

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8.   Plaintiff Nada Hindo, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the AllianceBernstein All-Asia Investment Fund during the Class Period and has been damaged thereby.

9.   Plaintiff Anthony Brown, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the AllianceBernstein Technology Fund during the Class Period through a dividend reinvestment program, and has been damaged thereby.

10.   Plaintiff Michael Feder, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the AllianceBernstein Technology Fund during the Class Period, and has been damaged thereby.

11.   Plaintiff Louis Gallotta, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the AllianceBernstein Technology Fund during the Class Period, and has been damaged thereby.

12.   The AllianceBernstein All-Asia Investment Fund and the AllianceBernstein Technology Fund are among the AllianceBernstein Funds as defined in the caption above.

13.   Each of the AllianceBernstein Funds, including the AllianceBernstein All-Asia Investment Fund and the AllianceBernstein Technology Fund, are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Alliance Capital Management L.P., and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

14.   Defendant Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly-traded holding company which provides investment management services through defendant Alliance Capital Management L.P. ("Alliance Capital Management"). Alliance Holding is incorporated in Delaware with its principal place of business located at 1345 Avenue of the Americas, New York, New York 10105. Alliance Holding is the ultimate parent of the AllianceBernstein Funds and the parent company of, and controls Alliance Capital Management and the AllianceBernstein Registrants. As of March 31, 2003, Alliance Holding owned approximately 30.7 percent of the outstanding shares of Alliance Capital Management.

15.   Defendant Alliance Capital Management is registered as an investment adviser under the Investment Advisers Act and managed and advised the AllianceBernstein Funds throughout the Class Period. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds. Alliance Capital Management is located at 1345 Avenue of the Americas, New York, New York 10105.

16.   Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly-owned subsidiary of defendant AXA Financial, Inc. ("AXA"), and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holding, and a 1 percent general partnership interest in Alliance Capital Management. Alliance Corporation is located at 140 Broadway, New York, New York 10005.

17.   Defendant AXA, a unit of Europe's second largest insurer AXA SA, is an international financial services organizations which provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation and maintains its principal place of business at 1290 Avenue of the Americas, New York, New York

5

10104. AXA controls Alliance Capital Management by virtue of its general partnership interests through Alliance Corporation and its 55.7 percent economic interest in Alliance Capital Management as of March 31, 2003.

18.   Defendants AllianceBernstein Registrants are the registrants and issuers of the shares of the AllianceBernstein Funds, and were active participants in the unlawful scheme alleged herein.

19.   Defendant Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several AllianceBernstein Funds, including the AllianceBernstein Technology Fund, and Alliance hedge funds, and was an active participant in the unlawful scheme alleged herein.

20.   Defendant Charles Schaffran was at all relevant times a marketing executive at Alliance Capital Management who sold Alliance hedge funds to investors, and was an active participant in the unlawful scheme alleged herein.

21.   Alliance Holding, Alliance Corporation, Alliance Capital Management, AXA, the AllianceBernstein Registrants, and the AllianceBernstein Funds are referred to collectively herein as the "Fund Defendants."

22.   Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, was an active participant in the unlawful scheme alleged herein.

23.   Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

24.   Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

25.   Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. and was an active participant in the unlawful scheme alleged herein.

26.   Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

27.   The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Included amongst the John Doe defendants are certain Alliance hedge funds that have been referenced in news articles in connection with the misconduct alleged herein and have yet to be identified. Such defendants were secretly permitted to engage in improper late trading and timing at the expense of ordinary AllianceBernstein Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

28.   Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares of the All-Asia Investment Fund and AllianceBernstein Technology Fund, or like interests in AllianceBernstein Funds, between October 2, 1998 and September 29, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other ownership units in AllianceBernstein Funds pursuant to a

7

registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the AllianceBernstein Funds, including the All-Asia Investment Fund and the AllianceBernstein Technology Fund, are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

29.   The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the AllianceBernstein Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

30.   Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

31.   Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

32.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)   whether the federal securities laws were violated by defendants' acts as alleged herein;

8

(b)   whether statements made by defendants to the investing public during the

Class Period misrepresented material facts about the business, operations and financial

statements of the AllianceBernstein Funds; and

(c)   to what extent the members of the Class have sustained damages and the

proper measure of damages.

33.   A class action is superior to all other available methods for the fair and efficient

adjudication of this controversy since joinder of all members is impracticable. Furthermore, as

the damages suffered by individual Class members may be relatively small, the expense and

burden of individual litigation make it virtually impossible for members of the Class to

individually redress the wrongs done to them. There will be no difficulty in the management of

this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

34.   Mutual funds are meant to be long-term investments and are therefore the favored

savings vehicles for many Americans' retirement and college funds. The AllianceBernstein

Funds were no exception; the AllianceBernstein Funds' website states: "*A little planning goes a*

long way. Whatever your long-term goal, we can help you begin to plan a savings strategy. If

your goal is listed below, let us show you how. I want to invest for a comfortable retirement. -

I'm saving for a college education. I'm saving toward a dream purchase." [Emphasis added.]

35.   However, unbeknownst to investors, from at least as early as October 2, 1998 and

until September 29, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes

that enabled certain favored investors to reap many millions of dollars in profit, at the expense of

the AllianceBernstein Funds' investors, including plaintiffs and other members of the Class,

through secret and illegal after-hours trading and timed trading. In exchange for allowing and

9

facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and the other members of the Class who knew nothing of these illicit arrangements. Specifically, Alliance Capital Management, as manager of the AllianceBernstein Funds, and each of the relevant fund managers, profited from fees Alliance Capital Management charged to the AllianceBernstein Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which hurt plaintiffs and other Class members, by artificially and materially affecting the value of the AllianceBernstein Funds, the Canary Defendants, and the John Doe Defendants, agreed to park substantial assets in the Funds, thereby increasing the assets under AllianceBernstein Funds' management and the fees paid to AllianceBernstein Funds' managers. The assets parked in the AllianceBernstein Funds in exchange for the right to engage in late trading and timing have been referred to as "sticky assets." Furthermore, the Canary Defendants secretly disguised additional, improper compensation to the Fund Defendants as interest payments on monies loaned by the Fund Defendants to the Canary Defendants for the purpose of financing the illegal scheme. The synergy between the Fund Defendants and the Canary Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiffs and other members of the Class.

Illegal Late Trading at the Expense of Plaintiffs and Other Members of the Class

36.   "Late trading" exploits the unique way in which mutual funds, including the AllianceBernstein Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy,

sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive

that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following*

day's price. Unbeknownst to plaintiffs and other members of the Class, and in violation of SEC

regulations, the Canary Defendants, and the John Doe Defendants, secretly agreed with the Fund

Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that

day's price (as opposed to the next day's price, which the order would have received had it been

processed lawfully). This illegal conduct allowed the Canary Defendants, and the John Doe

Defendants, to capitalize on market-moving financial and other information that was made

public after the close of trading at 4:00 p.m. while plaintiffs and other members of the Class, who

bought their AllianceBernstein Funds shares lawfully, could not.

37.   Here is an illustration of how the favored treatment accorded to the Canary

Defendants took money, dollar-for-dollar, out of the pockets of ordinary AllianceBernstein

Funds investors, such as plaintiffs and the other members of the Class: A mutual fund's share

price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning

the fund's constituent securities may have been made public, causing the price of the fund's

underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise

and increasing the fund share price to $15. Under this example, ordinary investors placing an

order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15,

the next day's price. Defendants' scheme allowed the Canary Defendants, and other favored

investors named herein, to purchase fund shares at the pre-4:00 p.m. price of $10 per share even

after the post-4:00 p.m. news came out and the market had already started to move upwards.

These favored investors were therefore guaranteed a $5 per share profit by buying after the

market had closed at the lower price, available only to them, and then selling the shares the next

day at the higher price. Because all shares sold by investors are bought by the respective fund,

which must sell shares or use available cash for the purchase, Canary's profit of $5 per unit

comes, dollar-for-dollar, directly from the other fund investors. This harmful practice, which

damaged plaintiffs and other members of the Class, is completely undisclosed in the

Prospectuses by which the AllianceBernstein Funds were marketed and sold and pursuant to

which plaintiffs and the other Class members purchased their AllianceBernstein Funds securities.

Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC

regulations. See 17 C.F.R. §270.22c-1(a).

Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

38.   "Timing" is an arbitrage strategy involving short-term trading that can be used to

profit from mutual funds' use of "stale" prices to calculate the value of securities held in the

funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value"

of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund

that holds Japanese securities. Because of the time zone difference, the Japanese market may

close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the

Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is

relying on market information that is fourteen hours old. If there have been positive market

moves during the New York trading day that will cause the Japanese market to rise when it later

opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be

artificially low. Put another way, the NAV would not reflect the true current market value of the

stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

39.   A similar type of timing is possible in mutual funds that contain illiquid securities

such as high-yield bonds or small capitalization stocks. Here, the fact that some of the

AllianceBernstein Funds' underlying securities may not have traded for hours before the New

York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

40. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Canary also did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

41. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

42. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Canary and John Doe Defendants to time their trades, but, in the case of the Canary Defendants, they also provided a trading platform, provided the Canary Defendants proprietary information about the stocks held in the AllianceBernstein Funds, financed the timing arbitrage strategy and sought to profit and did profit from it.

13

Defendants' Fraudulent Scheme

43.   On September 3, 2003, New York Attorney General Eliot Spitzer filed a

complaint charging fraud, amongst other violations of law, in connection with the unlawful

practices alleged herein and exposing the fraudulent and manipulative practices charged here

with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer

Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as

follows:

> Canary engaged in late trading on a daily basis from in or about
> March 2000 until this office began its investigation in July of 2003.
> It targeted dozens of mutual funds and extracted tens of millions of
> dollars from them. During the declining market of 2001 and 2002,
> it used late trading to, in effect, sell mutual fund shares short. This
> caused the mutual funds to overpay for their shares as the market
> went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art
> electronic trading platform [. . .] (2) gave Canary permission to
> time its own mutual fund family, the "Nations Funds", (3)
> provided Canary with approximately $300 million of credit to
> finance this late trading and timing, and (4) sold Canary derivative
> short positions it needed to time the funds as the market dropped.
> In the process, Canary became one of Bank of America's largest
> customers. The relationship was mutually beneficial; Canary made
> tens of millions through late trading and timing, while the various
> parts of the Bank of America that serviced Canary made millions
> themselves.

44.   According to mutual fund orders and other records obtained by the Attorney

General's Office, the Canary Defendants used an AllianceBernstein Fund for its late trading and

market timing practices. According to the records, Canary sold shares of Alliance Growth &

Income Fund and invested the proceeds in an Alliance money market fund in a late trade

submitted at 6:31 p.m. on January 13, 2003.

45.   On September 4, 2003, *The Wall Street Journal* published a front page story about

the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million

14

Settlement," in which the New York Attorney General compared after-the-close trading to

"being allowed to bet on a horse race after the race was over," and which indicated that the

fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this

regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> *In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; *one study published last year estimated that such strategies cost long-term investors $5 billion a year.*
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

46.   *The Wall Street Journal* reported that the Canary Defendants had settled the

charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On

September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's

Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its

investigation, "underscoring concern among investors that the improper trading of mutual-fund

shares could be widespread" and that the SEC, joining the investigation, plans to send letters to

mutual funds holding about 75% of assets under management in the U.S. to inquire about their

practices with respect to market-timing and fund-trading practices.

47.   On September 5, 2003, the trade publication, *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

48.   On September 30, 2003, Alliance Capital Management announced in a press release published over *PR Newswire* that the New York State Attorney General and the SEC had contacted Alliance Capital Management in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management revealed the following:

> based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, *it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.* [Emphasis added.]

49.   On October 1, 2003, an article appearing in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts of interests as defendants Gerald Malone and Charles Schaffran. The article revealed that Alliance Capital Management had been subpoenaed by the New York State Attorney General's Office early on in its inquiry into the mutual fund industry, and further, elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

> *certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone[.]*
>
> * * *
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. gain the ability to make short-

16

term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds[.]

* * *

As previously reported, [defendant *Edward] Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds. . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction.* [Emphasis added.]

In addition to the AllianceBernstein Technology Fund, the article stated that defendant Malone also managed two technology hedge funds, the ACM Technology Hedge Fund and the ACM Technology Partners LLP.

The Prospectuses, Including the AllianceBernstein Technology Fund and the AllianceBernstein All-Asia Investment Fund Prospectuses,
Were Materially False and Misleading

50.   Plaintiffs and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the AllianceBernstein Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

51.   The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

How the Funds Value Their Shares

The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.

17

52.   The Prospectuses, in explaining how orders are processed, typically represented

that orders received before the end of a business day will receive that day's net asset value per

share, while orders received after close will receive the next business day's price, as follows:

> *Your order for purchase, sale, or exchange of shares is priced at*
> *the next NAV calculated after your order is received in proper*
> *form by the Fund.* Your purchase of Fund shares may be subject
> to an initial sales charge. Sales of Fund shares may be subject to a
> contingent deferred sales charge or CDSC.

* * *

HOW TO EXCHANGE SHARES

> You may exchange your Fund shares for shares of the same class
> of other Alliance Mutual Funds (including AFD Exchange
> Reserves, a money market fund managed by Alliance). *Exchanges*
> *of shares are made at the next determined NAV, without sales or*
> *service charges.* You may request an exchange by mail or
> telephone. You must call by 4:00 p.m., Eastern time, to receive that
> day's NAV. The Funds may modify, restrict, or terminate the
> exchange service on 60 days' written notice.

HOW TO SELL SHARES

> You may "redeem" your shares (i.e., sell your shares to a Fund) on
> any day the Exchange is open, either directly or through your
> financial intermediary. *Your sales price will be the next-*
> *determined NAV,* less any applicable CDSC, after the Fund
> receives your sales request in proper form. Normally, proceeds will
> be sent to you within 7 days. If you recently purchased your shares
> by check or electronic funds transfer, your redemption payment
> may be delayed until the Fund is reasonably satisfied that the
> check or electronic funds transfer has been collected (which may
> take up to 15 days). [Emphasis added.]

53.   The Prospectuses falsely stated that Alliance Capital Management actively

safeguards shareholders from the harmful effects of timing. For example, in language that

typically appeared in the Prospectuses, the March 31, 2003 AllianceBernstein Technology Fund

Prospectus and the AllianceBernstein All-Asia Investment Fund Prospectus stated as follows:

> A Fund may refuse any order to purchase shares. In particular, the
> Funds reserve the right to restrict purchases of shares (including

18

through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time.

54.   The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiffs and the other members of the Class:

(a)   that defendants had entered into an agreement allowing the Canary Defendants and the John Doe Defendants to time their trading of the AllianceBernstein Funds shares and to "late trade";

(b)   that, pursuant to that agreement, Canary and other favored investors regularly timed and late-traded the AllianceBernstein Funds shares;

(c)   that, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated AllianceBernstein Funds policies;

(d)   that the Fund Defendants regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(e)   that the amount of compensation paid by the AllianceBernstein Funds to Alliance Capital Management, because of the AllianceBernstein Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to Alliance Capital

Management by the AllianceBernstein Funds and their respective shareholders, including plaintiffs and other members of the Class.

Defendants' Scheme and Fraudulent Course of Business

55.   Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the AllianceBernstein Funds, or otherwise, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the AllianceBernstein Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and the other Class members.

Additional Scienter Allegations

56.   As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the AllianceBernstein Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding AllianceBernstein Funds, their control over, and/or receipt and/or modification of AllianceBernstein Funds' allegedly materially misleading misstatements and/or their associations with the AllianceBernstein Funds which made them privy to confidential proprietary information concerning the AllianceBernstein Funds, participated in the fraudulent scheme alleged herein.

57.   Additionally, the Fund Defendants and the Fund Individual Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing

20

the unlawful practices alleged herein, the Fund Defendants and Fund Individual Defendants

received, among other things, increased management fees from "sticky assets" and other hidden

compensation paid in the form of inflated interest payments on loans to the Canary and John Doe

Defendants..

58.   The Canary Defendants and John Doe Defendants were motivated to participate

in the wrongful scheme by the enormous profits they derived thereby. They systematically

pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against The AllianceBernstein Registrants For Violations of Section 11 Of The Securities Act

59.   Plaintiffs repeat and reallege each and every allegation contained above as if fully

set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim

any allegation that could be construed as alleging fraud or intentional or reckless misconduct and

otherwise incorporates the allegations contained above.

60.   This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §

77k, on behalf of the plaintiffs and other members of the Class against the AllianceBernstein

Registrants.

61.   The AllianceBernstein Registrants are the registrants for the fund shares sold to

plaintiffs and the other members of the Class and are statutorily liable under Section 11. The

AllianceBernstein Registrants issued, caused to be issued and participated in the issuance of the

materially false and misleading written statements and/or omissions of material facts that were

contained in the Prospectuses.

62.   Plaintiffs were provided with the AllianceBernstein Technology Fund and/or the

AllianceBernstein All-Asia Investment Fund Prospectuses and, similarly, prior to purchasing

21

units of each of the other AllianceBernstein Funds, all Class members likewise received the

appropriate prospectus. Plaintiffs and other Class members purchased shares of the

AllianceBernstein Funds pursuant or traceable to the relevant false and misleading Prospectuses

and were damaged thereby.

63.   As set forth herein, the statements contained in the Prospectuses, when they

became effective, were materially false and misleading for a number of reasons, including that

they stated that it was the practice of the AllianceBernstein Funds to monitor and take steps to

prevent timed trading because of its adverse effect on fund investors, and that the trading price

was determined as of 4 p.m. each trading day with respect to all investors when, in fact, Canary

and other select investors (the John Does named as defendants herein) were allowed to engage in

timed trading and late-trade at the previous day's price. The Prospectuses failed to disclose and

misrepresented, *inter alia*, the following material and adverse facts:

(a)   that defendants had entered into an unlawful agreement allowing Canary

to time its trading of the AllianceBernstein Funds shares and to "late trade;"

(b)   that, pursuant to that agreement, Canary regularly timed and late-traded

the AllianceBernstein Funds shares;

(c)   that, contrary to the express representations in the Prospectuses, the

AllianceBernstein Funds enforced their policy against frequent traders and late trading

selectively, *i.e.*, they did not enforce it against Canary;

(d)   that the Fund Defendants regularly allowed Canary to engage in trades

that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased

the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual

performance; and

(e)   the Prospectuses failed to disclose that, pursuant to the unlawful

agreements, the Fund Defendants, Canary Defendants and John Doe Defendants benefited

financially at the expense of the AllianceBernstein Funds investors including plaintiffs and the

other members of the Class.

64.   At the time they purchased the AllianceBernstein Funds shares traceable to the

defective Prospectuses, plaintiffs and Class members were without knowledge of the facts

concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim was brought within the applicable

statute of limitations.

SECOND CLAIM

Against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA as Control Persons of The AllianceBernstein Registrants For Violations of Section 15 of the Securities Act

65.   Plaintiffs repeat and reallege each and every allegation contained above, except

that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could

be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the

allegations contained above.

66.   This Claim is brought pursuant to Section 15 of the Securities Act against

Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA, each as a

control person of the AllianceBernstein Registrants. It is appropriate to treat these defendants as

a group for pleading purposes and to presume that the false, misleading, and incomplete

information conveyed in the AllianceBernstein Funds' public filings, press releases and other

publications are the collective actions of Alliance Holding, Alliance Corporation, Alliance

Capital Management, and AXA.

23

67.   The AllianceBernstein Registrants are liable under Section 11 of the Securities Act as set forth herein.

68.   Each of Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA was a "control person" of the AllianceBernstein Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time plaintiffs and other members of the Class purchased shares of AllianceBernstein Funds -- by virtue of their positions of control and authority over the AllianceBernstein Registrants -- Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA directly and indirectly, had the power and authority, and exercised the same, to cause the AllianceBernstein Registrants to engage in the wrongful conduct complained of herein. Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

69.   Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA are liable to plaintiffs and the other members of the Class for the AllianceBernstein Registrants' primary violations of Section 11 of the Securities Act.

70.   By virtue of the foregoing, plaintiffs and the other members of the Class are entitled to damages against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

71.   At all relevant times, the market for AllianceBernstein Funds was an efficient market for the following reasons, among others:

24

(a)   The AllianceBernstein Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b)   As regulated entities, periodic public reports concerning the AllianceBernstein Funds were regularly filed with the SEC;

(c)   Persons associated with the AllianceBernstein Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d)   The AllianceBernstein Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

72.   As a result of the foregoing, the market for the AllianceBernstein Funds promptly digested current information regarding AllianceBernstein Funds from all publicly available sources and reflected such information in the respective AllianceBernstein Funds NAV. Investors who purchased or otherwise acquired shares or interests in the AllianceBernstein Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the AllianceBernstein Funds during the Class Period suffered similar injury through their purchase or acquisition of AllianceBernstein Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of
The Exchange Act Against And Rule 10b-5
Promulgated Thereunder Against All Defendants

73.   Plaintiffs repeat and reallege each and every allegation contained above as if fully

set forth herein except for Claims brought pursuant to the Securities Act.

74.   During the Class Period, each of the defendants carried out a plan, scheme and

course of conduct which was intended to and, throughout the Class Period, did deceive the

investing public, including plaintiffs and the other Class members, as alleged herein and cause

plaintiffs and other members of the Class to purchase AllianceBernstein Funds shares or interests

at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan

and course of conduct, defendants, and each of them, took the actions set forth herein.

75.   Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made

untrue statements of material fact and/or omitted to state material facts necessary to make the

statements not misleading; and (iii) engaged in acts, practices, and a course of business which

operated as a fraud and deceit upon the purchasers of the AllianceBernstein Funds' securities,

including plaintiffs and other members of the Class, in an effort to enrich themselves through

undisclosed manipulative trading tactics by which they wrongfully appropriated

AllianceBernstein Funds' assets and otherwise distorted the pricing of their securities in violation

of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary

participants in the wrongful and illegal conduct and scheme charged herein.

76.   Defendants, individually and in concert, directly and indirectly, by the use, means

or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a

continuous course of conduct to conceal adverse material information about the

AllianceBernstein Funds' operations, as specified herein.

77.   These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed and late trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

78.   The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

79.   As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the AllianceBernstein Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the AllianceBernstein Funds during the Class Period at distorted prices and were damaged thereby.

80.   At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and the other members of the Class and the marketplace known of the truth concerning the AllianceBernstein Funds' operations, which were not disclosed by defendants, plaintiffs and

other members of the Class would not have purchased or otherwise acquired their shares or, if

they had acquired such shares or other interests during the Class Period, they would not have

done so at the distorted prices which they paid.

81.   By virtue of the foregoing, defendants have violated Section 10(b) of the

Exchange Act, and Rule 10b-5 promulgated thereunder.

82.   As a direct and proximate result of defendants' wrongful conduct, plaintiffs and

the other members of the Class suffered damages in connection with their respective purchases

and sales of the AllianceBernstein Funds shares during the Class Period.

FOURTH CLAIM

Against AXA (as a Control Person of Alliance Corporation); Alliance Corporation (as a Control Person of Alliance Holding); Alliance Holding (as a Control Person of Alliance Capital Management); Alliance Capital Management (as a Control Person of AllianceBernstein Registrants); and AllianceBernstein Registrants (as a Control Person of the AllianceBernstein Funds) For Violations of Section 20(a) of the Exchange Act

83.   Plaintiffs repeat and reallege each and every allegation contained above as if fully

set forth herein except for Claims brought pursuant to the Securities Act.

84.   This Claim is brought pursuant to Section 20(a) of the Exchange Act against

AXA as a control person of Alliance Corporation, Alliance Corporation as a control person of

Alliance Holding, Alliance Holding as a control person of the Alliance Capital Management,

Alliance Capital Management as a control person of AllianceBernstein Registrants, and

AllianceBernstein Registrants as a control person of the AllianceBernstein Funds.

85.   It is appropriate to treat these defendants as a group for pleading purposes and to

presume that the materially false, misleading, and incomplete information conveyed in the

AllianceBernstein Funds' public filings, press releases and other publications are the collective

actions of AXA, Alliance Corporation, Alliance Holding, Alliance Capital Management, and

AllianceBernstein Registrants.

28

86.   Each of AXA, Alliance Corporation, Alliance Holding, Alliance Capital
Management, and AllianceBernstein Registrants acted as controlling persons of the
AllianceBernstein Funds within the meaning of Section 20(a) of the Exchange Act for the
reasons alleged herein. By virtue of their operational and management control of the
AllianceBernstein Funds' respective businesses and systematic involvement in the fraudulent
scheme alleged herein, AXA, Alliance Corporation, Alliance Holding, Alliance Capital
Management, and AllianceBernstein Registrants each had the power to influence and control and
did influence and control, directly or indirectly, the decision-making and actions of the
AllianceBernstein Funds, including the content and dissemination of the various statements
which plaintiffs contend are false and misleading. AXA, Alliance Corporation, Alliance
Holding, Alliance Capital Management, and AllianceBernstein Registrants had the ability to
prevent the issuance of the statements alleged to be false and misleading or cause such
statements to be corrected.

87.   In particular, each of AXA, Alliance Corporation, Alliance Holding, Alliance
Capital Management, and AllianceBernstein Registrants had direct and supervisory involvement
in the operations of the AllianceBernstein Funds and, therefore, is presumed to have had the
power to control or influence the particular transactions giving rise to the securities violations as
alleged herein, and exercised the same.

88.   As set forth above, AXA, Alliance Corporation, Alliance Holding, Alliance
Capital Management, and AllianceBernstein Registrants each violated Section 10(b) and Rule
10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as
controlling persons, AXA, Alliance Corporation, Alliance Holding, Alliance Capital
Management, and AllianceBernstein Registrants are liable pursuant to Section 20(a) of the
Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and

29

other members of the Class suffered damages in connection with their purchases of

AllianceBernstein Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers
Act of 1940 Against BACAP [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

89.   Plaintiffs repeat and reallege each and every allegation contained above as if fully

set forth herein.

90.   This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C.

§80b-15.

91.   Alliance Capital Management served as an "investment adviser" to plaintiffs and

other members of the Class pursuant to the Investment Advisers Act.

92.   As a fiduciary pursuant to the Investment Advisers Act, Alliance Capital

Management was required to serve plaintiffs and other members of the Class in a manner in

accordance with the federal fiduciary standards set forth in Section 206 of the Investment

Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

93.   During the Class Period, Alliance Capital Management breached its fiduciary

duties owed to plaintiffs and the other members of the Class by engaging in a deceptive

contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or

recklessly engaged in acts, transactions, practices and courses of business which operated as a

fraud upon plaintiffs and other members of the Class. As detailed above, Alliance Capital

Management allowed the Canary and John Doe Defendants to secretly engage in late trading and

timing of the AllianceBernstein Funds shares. The purposes and effect of said scheme, practice

and course of conduct was to enrich BACAP, among other defendants, at the expense of

plaintiffs and other members of the Class.

94.   Alliance Capital Management breached its fiduciary duty owed to plaintiffs and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

95.   Alliance Capital Management is liable as a direct participant in the wrongs complained of herein. Alliance Capital Management, because of its position of authority and control over the AllianceBernstein Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the AllianceBernstein Funds.

96.   Alliance Capital Management had a duty to (1) disseminate accurate and truthful information with respect to the AllianceBernstein Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. Alliance Capital Management participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of Alliance Capital Management's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' other members of the Class' expense by allowing Canary and the John Doe Defendants to secretly time and late trade the AllianceBernstein Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

97.   As a result of Alliance Capital Management's multiple breaches of its fiduciary duties owed plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

98.   Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with Alliance Capital Management and recover all fees paid in connection with their enrollment pursuant to such agreements.

31

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a)   Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b)   Awarding compensatory damages in favor of plaintiffs and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c)   awarding plaintiffs and other members of the Class rescission of their contracts with Alliance Capital Management, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Alliance Capital Management pursuant to such agreements;

(d)   causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(e)   Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f)   Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: October 2, 2003

> **MILBERG WEISS BERSHAD HYNES & LERACH LLP**
>
> By: _____
> Melvyn I. Weiss (MW-1392)
> Steven G. Schulman (SS-2561)
> Peter E. Seidman (PS-8769)
> Sharon M. Lee (SL-5612)
> One Pennsylvania Plaza
> New York, NY 10119-0165
> (212) 594-5300
>
> **SIEMION, HUCKABAY, BODARY, PADILLA, MORGANTI & BOWERMAN**
> Andrew J. Morganti
> One Towne Square, Suite 1400
> P.O. Box 5069
> Southfield, MI 48086
> (248) 357-1400
>
> **FRUCHTER & TWERSKY**
> Jack Fruchter
> One Pennsylvania Plaza
> New York, NY 10119
> (212) 687-6655
>
> **LAW OFFICE OF ALFRED G. YATES, JR., P.C.**
> Alfred G. Yates, Jr.
> 519 Allegheny Building
> 429 Forbes Avenue
> Pittsburgh, PA 15219
> (412) 391-5164

34

RABIN, MURRAY & FRANK LLP
Eric J. Belfi
275 Madison Avenue
New York, NY 10016
(212) 682-1818

Attorneys for Plaintiffs

CERTIFICATION
PURSUANT TO FEDERAL SECURITIES LAWS

Anthony Brown ("Plaintiff"), declares, as to the claims asserted, under the federal securities laws, that:

1. Plaintiff has reviewed the class action complaint and authorizes its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in Alliance Capital Management Holding L.P. (AC) that are the subject of this action are:

Date	Transaction	# of Shares ATEBX	Price/share
5-7-98	Purchased	16.258	@ $61.51

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class in a case filed under the federal securities laws, except as follows (list, if any):

6. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 30th day of September, 2003.

Anthony Brown

PAGE 2/2 * RCVD AT 9/30/2003 11:12:43 AM [Eastern Daylight Time] * SVR:NYRFAX01/0 * DNIS:1229 * CSID: * DURATION (mm-ss):01-06

TOTAL P.02

CERTIFICATION OF MICHAEL FEDER, IRA
IN SUPPORT OF CLASS ACTION COMPLAINT

Michael Feder, IRA ("plaintiff") declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint prepared by counsel in the above-captioned case and has authorized its filing.

2. Plaintiff did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. During the proposed Class Period, plaintiff engaged in the following transactions in AllianceBernstein Technology Fund: See Attachment A.

5. In the past three years, plaintiff has sought to serve as a representative party on behalf of a class in an action filed under the federal securities laws entitled *Feder v. Electronic Data Systems Corporation*, pending in the Eastern District of Texas.

6. Plaintiff will not accept payment for serving as a representative party on behalf of a class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this

30th day of September, 2003.

MICHAEL FEDER, IRA

To join the Action as Lead plaintiff, complete the following Certification, sign it, and fax or mail it to:

Rabin, Murray & Frank LLP	Fax:	(212) 682-1892
275 Madison Avenue	Tel:	(212) 682-1818
New York, NY 10016	Tel:	(800) 497-8076

CERTIFICATION

I, Louis Gallotta, do hereby certify that:

I have reviewed the complaint and have authorized its filing.

I did not purchase shares of Alliance Technology that are the subject of the complaint at the direction of my counsel or in order to participate in any private action arising under the Securities Act of 1933 or Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.

I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

During the Class Period, I engaged in the following transactions involving the securities of Alliance Technology:

TRANSACTION	TRADE DATE	NO. OF SHARES	PRICE/SHARE
Purchase	8/27/99	24.669	89.18

I have neither sought to serve nor served as a representative party on behalf of a class in an action brought under the federal securities laws that were filed during the three-year period preceding the date of this certification

I will not accept any payment for serving as a representative party on behalf of the Class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class and my activities in the lawsuit, as ordered or approved by the Court.

Nothing herein shall be construed to be or constitute a waiver of my attorney-client privilege.

I certify under penalty of perjury that the foregoing is true and correct.

Executed on 09/30/ 2003.

Signature _____
Louis Gallotta
Address: 384 Sackett Street, Brooklyn, New York 11231
County: Kings
Phone: 718-852-6711

ATTACHMENT A

Date	Action	Amount	Price
04/26/1999	Purchase	74.883 Shares	$87.90
12/17/1999	Purchase	5.831 shares	$115.112
12/17/2001	Purchase	2.15 shares	$115.139
10/03/2000	Purchase	69.815 shares	$127.479
12/19/2000	Purchase	20.23 shares	$93.2535
03/19/2001	Purchase	.445 shares	$73.1685

11/1/02

PLAINTIFF CERTIFICATION FORM

I, NADA HINDO_____, hereby declare that:

1. I have reviewed the Complaint in this Action and have authorized the filing thereof.

2. I did not purchase or sell securities of *ALLIANCE ALL ASIA INVESTMENT*, the subject of this Action, at the direction of my counsel or in hope to participate in any private action arising under the Securities Exchange Act of 1934.

3. I am willing to serve as a representative plaintiff on behalf of the class defined in the Complaint, including providing testimony at deposition and trial, if necessary.

4. I have engaged in the following transactions involving securities of *ALLIANCE ALL ASIA INVESTMENTS FUND*

Date Purchased	Number of Shares	Price per Share
September 22, 2000	308.006	#9.84

Date Sold	Number of Shares	Price per Share
———	———	———

5. During the last three years preceding the date of this Certification, I have sought to serve as a lead representative shareholder on behalf of a class in the following actions brought under the Securities Act of 1933 or the Securities Exchange Act of 1934:

6. I will not accept payment for serving as a representative shareholder on behalf of the class beyond my pro rata share of any recovery, except as ordered by the court.

7. Nothing herein shall be construed as a waiver of my attorney-client privilege.

I declare under penalty of law that the foregoing is true and correct.

Executed on the __8__ day of September__, 2003